Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2007

Mr. Mark Oleksiw
Chief Financial Officer
Draxis Health, Inc.
6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
Canada

> **Re: Draxis Health, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2006**
>   **Filed March 30, 2007**
>   **File No. 000-17434**

Dear Mr. Oleksiw:

We have reviewed your July 13, 2007 response to our June 29, 2007 letter and have the following comment. Where indicated, we think you should revise your document in response to this comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 52

Consolidated Results of Operations and Reconciliation of Non-GAAP Financial Measures, page 54

1.   We acknowledge your response to our June 29, 2007 comment letter. However, we maintain that your presentation of EBITDA as an operating performance indicator appears to smooth earnings by eliminating recurring items, such as depreciation and amortization, from the most comparable U.S. GAAP performance measure. We do not believe that a non-GAAP measure that has the

effect of smoothing earnings is appropriate. Further, your response letter of January 14, 2005 indicates that you agreed to refrain from presenting EBITDA as a measure of operating performance in your future 1934 Act filings, the first of which would have been your Form 20-F for the year ended December 31, 2004. As a result, we reiterate our request that you amend your Form 20-F for the fiscal year ended December 31, 2006 to remove all references to EBITDA as a consolidated measure of operating performance.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant